Exhibit 4.30

Power of Attorney

The company, Hexin E-Commerce Co., Ltd.(the “Company”), a limited liability company organized and existing under the laws of the PRC, with its address at No.1313, Floor 13, No. 92, Jianguo Road, Chaoyang District, Beijing, People’s Republic of China , and a holder of 70% of the entire registered capital in Wusu  Hexin Internet Small Loan Co., Ltd. (“Wusu Small Loan”) as of the date when the Power of Attorney is executed, hereby irrevocably authorize Beijing Hexin Yongheng Technology Development Co., Ltd. (“WFOE”) to exercise the following rights relating to all equity interests held by me now and in the future in Wusu Small Loan  (“Company’s Shareholding”) during the term of this Power of Attorney:

WFOE is hereby authorized to act on behalf of the Company as the Company’s exclusive agent and attorney with respect to all matters concerning the Company’s  Shareholding, including without limitation to: 1) attending shareholders’ meetings of Wusu Small Loan ; 2) exercising all the shareholder’s rights and shareholder’s voting rights that the Company entitled to under the laws of China and Wusu Small Loan’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of the Company’s Shareholding in part or in whole; and 3) designate and appoint on behalf of the Company the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Wusu Small Loan.

Without limiting the generality of the powers granted hereunder, WFOE shall have the power and authority to, on behalf of the Company, execute all the documents that the Company shall sign as stipulated in the Exclusive Option Agreement entered into by and among the Company, WFOE and Wusu Small Loan on January 1, 2018 and the Equity Pledge Agreement entered into by and among the Company, WFOE and Wusu Small Loan on January 1, 2018 (including any modification, amendment and restatement thereto, collectively the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with the Company’s Shareholding conducted by WFOE shall be deemed as the Company’s own actions, and all the documents related to the Company’s Shareholding executed by WFOE shall be deemed to be executed by the Company.  The Company hereby acknowledge and ratify those actions and/or documents by WFOE.

WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to the Company or obtaining the Company’s consent. If required by PRC laws, WFOE shall designate a PRC citizen to exercise the aforementioned rights.

During the period that the Company is a shareholder of Wusu Small Loan, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, the Company hereby waive all the rights associated with the Company’s Shareholding, which have been authorized to WFOE through this Power of Attorney, and shall not exercise such rights by the Company.

Strictly Confidential

This Power of Attorney is written in Chinese and English.  In case of any discrepancy between the Chinese version and the English version, the Chinese version shall prevail.

This Power of Attorney is signed on January 1,2018.

Hexin E-Commerce Co., Ltd.

By:	/s/ Xiaobo An
Name:	Xiaobo An
Title:	Legal Representative

Accepted by

Beijing Hexin Yongheng Technology Development Co., Ltd.

By:	/s/ Xiaobo An
Name:	Xiaobo An
Title:	Legal Representative

Acknowledged by:

Wusu Hexin Internet Small Loan Co., Ltd.

By:	/s/ Shiwei Wu
Name:	Shiwei Wu
Title:	Legal Representative